UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Lands’ End, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509F105

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,132,069
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,132,069
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,921,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,607,757 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 51509F105

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,132,069
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,132,069
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,921,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 32,607,757 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 51509F105

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,132,069
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,132,069
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,921,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.0%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 32,607,757 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2020.

CUSIP No. 51509F105

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,921,709
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,132,069
	10.	Shared Dispositive Power 15,789,640

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,921,709
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.0%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 32,607,757 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2020.

This Amendment No. 24 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Lands’ End, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on March 3, 2021, the Reporting Persons may be deemed to beneficially own the shares of the Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	17,921,709 (1)(2)	55.0% (3)	2,132,069 (2)	0	2,132,069 (2)	15,789,640 (1)
RBS Partners, L.P.	17,921,709 (1)(2)	55.0% (3)	2,132,069 (2)	0	2,132,069 (2)	15,789,640 (1)
ESL Investments, Inc.	17,921,709 (1)(2)	55.0% (3)	2,132,069 (2)	0	2,132,069 (2)	15,789,640 (1)
Edward S. Lampert	17,921,709 (1)(2)	55.0% (3)	17,921,709 (1)(2)	0	2,132,069 (2)	15,789,640 (1)

(1)

This number includes 15,789,640 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities beneficially owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 2,128,176 shares of Common Stock held by Partners and 3,893 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(3)

This is based upon 32,607,757 shares of Common Stock outstanding as of December 1, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2020, that was filed by the Issuer with the Securities and Exchange Commission on December 3, 2020.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 3, 2021	ESL PARTNERS, L.P.

		By:	RBS Partners, L.P., as its general partner

		By:	ESL Investments, Inc., as its general partner

		By:	/s/ Edward S. Lampert

		Name:	Edward S. Lampert
		Title:	Chief Executive Officer

RBS PARTNERS, L.P.

		By:	ESL Investments, Inc., as its general partner

		By:	/s/ Edward S. Lampert

		Name:	Edward S. Lampert
		Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

		By:	/s/ Edward S. Lampert

		Name:	Edward S. Lampert
		Title:	Chief Executive Officer

EDWARD S. LAMPERT

		By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

LANDS’ END, INC.

Entity	Date of Transaction	Description of Transaction	Shares Disposed	Price Per Share
ESL Partners, L.P.	02/05/2021	Open Market Sales	25,000	$31.27	(1)
ESL Partners, L.P.	02/08/2021	Open Market Sales	544	$31.50	(2)
ESL Partners, L.P.	02/11/2021	Open Market Sales	23,476	$30.97	(3)
ESL Partners, L.P.	02/12/2021	Open Market Sales	27,610	$31.07	(4)
ESL Partners, L.P.	02/16/2021	Open Market Sales	17,503	$31.33	(5)
ESL Partners, L.P.	02/17/2021	Open Market Sales	25,519	$31.33	(6)
ESL Partners, L.P.	02/19/2021	Open Market Sales	17,851	$31.78	(7)
ESL Partners, L.P.	02/22/2021	Open Market Sales	8,353	$31.59	(8)
ESL Partners, L.P.	03/01/2021	Pro Rata Distribution to Redeeming Limited Partners	1,909,802	$0
ESL Partners, L.P.	03/01/2021	Open Market Sales	10,181	$33.64	(9)
ESL Partners, L.P.	03/02/2021	Open Market Sales	2,457	$33.57	(10)

(1)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $30.82 to $33.105 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(2)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.50 to $31.57 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(3)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $30.68 to $31.30 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(4)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.00 to $31.24 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(5)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.10 to $31.835 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(6)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.06 to $31.275 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(7)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.41 to $32.36 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(8)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $31.47 to $32.085 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(9)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $33.50 to $33.925 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.

(10)

This price represents the approximate weighted average price per share of Common Stock, of sales that were executed at prices ranging from $33.505 to $33.725 per share of Common Stock. The Reporting Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of share of Common Stock sold at each price.